A Special Meeting of Shareholders of MMA Praxis International Fund was held on February 27, 2009 at the offices of the Trust's Administrator, JPMorgan Chase Bank, N.A.

The proposal to be voted by shareholders was to vote for or against a new sub-advisory agreement with the existing sub-adviser, Evergreen Investment Management Company, LLC, of the MMA Praxis International Fund. A merger transaction involving the Sub-Adviser's parent company, which was completed on December 31, 2008, caused a change of control, and therefore a termination of the sub-advisory agreement that had been in effect since January 1, 2004.

Shareholders elected to approve the new investment sub-advisory agreement. The results of the voting were:

Approve a New Sub-Advisory Agreement

FOR                        WITHHOLD
6,340,835.277              34,715.580